
orokii
Orokii App makes money transfers ridiculously cheaper and faster. Using Orokii App, you get affordable, fast, secure, and reliable money transfer solutions. We simplify domestic and cross-border payments for individuals and businesses with exceptional service and cutting-edge technology. Whether you're sending funds to loved ones, paying international suppliers, or expanding your global reach, trust Orokii as your partner in money transfers.
CHEAP
FAST
SECURE
RELIABLE

INVEST IN **OROKII**

Making money transfers ridiculously cheaper and faster

orokii.com East Brunswick NJ

Technology | Fintech & Finance | SaaS | Minority Founder

Featured Investors

Investors include

Jerome Oglesby | Jerome Oglesby | Dr. Andrew Newton

Jerome Oglesby

Syndicate Lead

Orokii is a revolutionary remittance platform that delivers its customers the convivence, security and cost efficiencies of sending money with borderless transactions.

The innovative technology ensures payments arrive swiftly and securely, all at a radically low cost.

Jerome

Invested in Orokii

Follow

1 follower

Their customers can send domestic and cross- border payments with ease, giving them more time to focus on what truly matters – their goals, their

Read More

Invested $5,000 this round & $15,000 previously

Fo

Highlights

1. Over 3K installed Apps since launch with more than 500 active users.
2. Over $150K transaction volume since December 2022
3. Experienced team with finance and banking backgrounds from Goldman Sachs and Deutsche Bank.
4. Received seven money transmittal licenses and counting.
5. Partner with Facephi, Checkbook, Tempo, Terrapay, Flutterwave, Stellar, TANTV, Payaza, and Plaid.
6. Positioned to disrupt the fast-growing $749B remittance market.

Our Team



Bisi Adedokun Founder/CEO

Exit a previous startup. Focus on creating value for shareholders and building critical relationships for Orokii.



Michael Tetu COO

Spent 28 years in the US Army - ran NATO Operations as a Plans officer, and Battalion Commander/Chief



Spent 2[illegible] years in the US Army - full NATO Operations as a Plans officer, and Battalion Commander/Chief Executive Officer.



Sarafa Ibraheem Finance/Board member

Worked at Goldman Sachs and Mizuho and delivered various trading and quantitative products for clients.



Anniekeme Bassey Growth Marketing Manager

Strategic marketing experience in managing and optimizing campaigns to drive customer acquisition.



Himanshu Sankhe Product and Pricing Manager

Expert at building pricing algorithms.

Orokii Pitch


orokii
Borderless and Limitless
CHEAP
FAST
SECURE
RELIABLE


Charges
3X cheaper than most competitors
Delivery Time
Fast delivery – usually in seconds
What Orokii does


Making Money Transfers
Ridiculously Cheaper
and Faster

Problem - Cross-Border Money Transfer Challenges

Cost

Q1 2023, the Global Average cost for sending remittances was **6.25 percent.**

Reference

Time Delay

Most international remittances take between **2-5 days.**

Lack of Transparency

The current landscape involves multiple intermediaries, which complicates the payment journey. A lot of Hidden Fees for users

Fragmented Payment Ecosystem

Juggling multiple payment apps (different payment apps for domestic or cross-border)

Reference

Problem - Unpacking the Consequences







Financial Strain

High transaction fees and unfavorable rates impact individuals' and businesses' financial stability

Missed Opportunities

Delays hinder timely payments, investment opportunities, and critical financial decisions.

Limited Access for the Underserved

Remote areas and underbanked individuals lack easy access to cross-border financial services.

Solution - OROKII: Transforming Cross-Border Transfers

Swift/Lightning Transfers

Using advanced

Cost-Effective Solution

Orokii is, on average, 3X

Unveiling Transparency

Orokii takes the guesswork

Using advanced blockchain technology, money transfers to most countries are complete within seconds or minutes, even across borders.

Orokii is, on average, 5X cheaper than most competitors.

out of cross-border payments. Transparent fee structures and real-time exchange rates empower users with the information they need to make informed decisions, eliminating hidden costs and uncertainties.

Solution - OROKII: Transforming Cross-Border Transfers

Unified Platform

Say goodbye to multiple apps for different payment scenarios. Orokii simplifies the process by providing a comprehensive platform for domestic and international transfers, with remittances to over 70 countries. This consolidated approach offers a better user experience.

Blockchain-Powered Innovation

Orokii employs blockchain technology to facilitate payments, taking advantage of blockchain's inherent benefits, including enhanced security, transparency, and lower cost of transactions.

Orokii Highlights

- Positioned to disrupt the fast-growing **$749B** remittance market.
- Experienced team with finance and banking backgrounds from **Goldman Sachs and Deutsche Bank**
- Received **seven** money transmittal licenses and counting.
- Partnered with **Facephi, Checkbook, Tempo, Terrapay, Flutterwave, Stellar, TANTV, and Plaid.**

Orokii Highlights Since December 2022

Downloads

Over 2k



Transaction Volume ($)
(data until Sept 11)
Total Volume
Cross-Border
Domestic
$25,000.00
$20,000.00
$20,197.52
$22,087.79

Active Users

>500

Money Transmittal Licenses

7



$15,000.00
$10,000.00
$5,000.00
$0.00
$9,739.47
$8,041.69
$7,423.97
$3,720.89
$12,506.56
$10,780.55
$9,299.52
2023-Jan
2023-Feb
2023-Mar
2023-Apr
2023-May
2023-Jun
2023-Jul
2023-Aug
2023-Sep
Year-Month

Orokii Stats

Deposit All

$91,439.73

Withdrawals All

$45,038.21

Total Volume Processed

$115,822.94

Customers

App Downloads

2k+

Users who signed up

2106

Verified Users

270

Transactions

Cross Border Volume Processed

$61,204

Cross Border Transaction Count

225

$43,093
Domestic Volume Sent

145
Domestic Transaction Count

Orokii's competitive advantage – cheaper than competitors

You send $500		Africa	Asia	Americas
		Ghana (GHS)	India (₹)	Peru (S/.)
orokii	Orokii	GHS5,762.25	₹41,347.55	S/.1,871.50
Taptap Send	Tap Tap Send	No coverage	-₹347.55 ₹41,000.00	No coverage
sendwave	SendWave	-GHS187.25 GHS 5,575	No coverage	No coverage
WorldRemit	World Remit	-GHS204.16 GHS 5,558.09	-₹821.01 ₹40,526.54	-S/.19.5 S/.1,851.9
wise	Wise	-GHS153.93 GHS 5,608.32	-₹192.52 ₹41,155.03	No coverage

The numbers in **red** represent how much less a competitor delivers compared to Orokii.

The comparison is based on transferring $500 to Ghana, India, and Peru via different remittance apps.

Speed of Transfer

Orokii	Seconds - Minutes
Tap Tap Send	5 Minutes
SendWave	15 Minutes
World Remit	Minutes – few days
Wise	Minutes – few days

Coverage

Orokii	87 Countries
Tap Tap Send	32 Countries
SendWave	29 Countries
World Remit	88 Countries
Wise	80 Countries

Orokii boasts of a leadership team with experience in banking and finance, operation, strategy, cybersecurity, risk management, and go-to-market knowledge



BISI ADEDOKUN
CEO

- Founder/CEO of Orokii
- CEO of Acenonyx – a startup that developed mobile solutions for food ordering and the hospitality industry, with an exit in 2013.
- Former Enterprise Security Architect at Deutsche Bank
- Former Enterprise Architect at IBM



MIKE TETU
COO

- 28 years of organizational leadership
- Four years of NATO international operations



SARAFA IBRAHEEM
Finance/Board Member

- Finance Director at Orokii
- Former quantitative director at Mizuho – oversaw many delivery of trading and quantitative products for clients.
- Former quantitative analyst at Goldman Sachs



ANNIEKEME BASSEY
Growth Marketing Manager

- Strategic marketing expertise to drive growth and success
- Experience in managing and optimizing campaigns to drive customers acquisition



HIMANSHU SANKHE
Product & Pricing Manager

- Product & Pricing Manager at Orokii
- Astute and adept at numbers with a detailed knowledge of developing pricing algorithms

IBM | Deutsche Bank | U.S. ARMY | MIZUHO | Goldman Sachs

P2P Global and US money remittance, including digital transfers, market size

>$794 Billion
Global Remittances
CAGR 2022 → 2026
@6.02%

>$73 Billion
US Payment Outflow
CAGR 2022 → 2026
@9%

>$25 Billion
Digital Payment Outflow
CAGR 2022 → 2026
@34%

149 Million
US P2P Users

orokii | Orokii Total Addressable Market (TAM) Opportunity | **$25 Billion**

CAGR – Cumulative annual growth rate
P2P – Peer-to-Peer

B2B Global money remittance, including digital transfers market size

Overall Remittance

2022 → 2023

Digital Remittance

2022
$131.69 Billion

$1.23 Trillion

Global Remittance Forecast

CAGR

@5.3%

Reference

2030

$339.87 Billion

Global Remittance Market

CAGR 2021 → 2030

@12.58%

Reference

Top Ten Remittance Receiving Countries – Orokii can send payment to nine of these countries

In 2022, the top ten recipient countries for remittances inflows were

India	$111 Billion
Mexico	$61 Billion
China	$51 Billion
The Philippines	$38 Billion
Vietnam	$19 Billion
Pakistan	$30 Billion
France	$29 Billion
Bangladesh	$21 Billion
Nigeria	$21 Billion
Egypt	$32 Billion

We can send payment to these countries

Orokii's strategic partners include industry leaders in their fields

Stellar – Payment blockchain network

TANTV – Multicultural diaspora media

TEMPO money transfer – Cross-border payment

PLAID – Bank accounts linking

terrapay – Cross-border payment

Checkbook – Bank ACH

facephi – Biometric/KYC/AML

flutterwave – Cross-border payment

Vita Wallet – Cross-border payment

To scale our operation

What we need

$1,200,000

30%

Sales & Marketing

- Two marketing and two sales leaders
- Social media campaigns on Facebook, Twitter, Instagram, TikTok, and YouTube
- Google Ads
- Lead generation using our partners for B2C and B2B
- Email campaign

30%

Research & Innovation

- Four software engineers to support product development, innovation, and feature enhancements

30%

General & Administrative

- Provide liquidity pool for customer transactions
- One compliance officer to manage compliance activity
- One accountant to oversee accounting books
- Outsource Front Office Functions (Payroll, HR, etc.)
- Acquire additional money transmitter licenses (MTLs) for growth and expansion

10%

Reserve

- Increase user acquisition to **20,000** by **Q2 2024**
- Achieve revenue growth of over **$1,000,000** over the next fiscal year

orokii

Contact

Bisi Adedokun | CEO | +1 (732) 874-2399

bisi.adedokun@orokii.com

orokiiapp

Orokii World

Orokii

Orokiiapp

Address:

56 Wellington Road, East Brunswick, NJ 08816

Forward-looking projections cannot be guaranteed.